Exhibit 99.2

Darden Restaurants and

Ruth’s Hospitality Group

Conference Call Transcript

Evercall Moderator

Thank you for standing by. Welcome to the Darden Restaurants and Ruth’s Chris Hospitality Group Conference Call. At this time, all participants are in listen only mode until the question and answer session at which point you’ll have an opportunity to join the queue by pressing *1 on your telephone keypad or the raise hand icon on your Deal Roadshow screen. Please note today’s conference is being recorded. If you have any objections, please disconnect at this time. I will now turn the call over to Kevin Kalicak, you may begin.

Kevin Kalicak

Thank you, Britt. Good morning, everyone and thank you for participating on today’s call. With me today are Rick Cardenas, Darden’s President and CEO; Raj Vennam, CFO; and Cheryl Henry, Ruth’s President, CEO and Chairperson. We appreciate you joining us during what is a busy earnings season for all of you. Yesterday, we announced that Darden Restaurants would initiate a tender offer to purchase Ruth’s for $21.50 per share. Following our prepared remarks and presentation, we will open up the call for a brief Q&A session, where we will only take questions related to this transaction. During the course of this call and presentation, comments made will include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from our expectations and projections. Those risks are described in the Company’s press release, which was distributed yesterday and in Darden Restaurants’ and Ruth’s Hospitality’s filings with the Securities and Exchange Commission.

We are simultaneously broadcasting a presentation during this call, which is posted in the Investor Relations section of our website at www.darden.com. Today’s discussion and presentation includes certain non-GAAP measurements and reconciliation of these measurements is included in the presentation. Please note that this conference call is neither an offer to purchase nor a solicitation to sell securities. The Tender Offer for Ruth’s common stock described in yesterday’s press release has not commenced. When the Tender Offer does commence, investors should review Darden’s Tender Offer statement and Ruth’s recommendation statement that will be filed with the SEC, as they will contain important information regarding the details of the Tender Offer and Ruth’s board’s views regarding the acquisition. Now, I’ll turn the call over to Rick.

Rick Cardenas

Thank you, Kevin and good morning everyone. We appreciate you joining us today as we share the exciting news about the addition of Ruth’s Chris Steakhouse to the Darden portfolio. I’m extremely pleased that Cheryl Henry, who is with us today, will continue leading Ruth’s Chris and report directly to me. This morning, we will share with you why we are confident this deal will strengthen Darden and Ruth’s Chris. We will also provide further background on Ruth’s Chris as well as the high-level financials. Darden’s success is driven by our adherence to our Winning Strategy, which is grounded in our Four Competitive Advantages, our Back-to-Basics Operating Philosophy, and our portfolio of iconic Brands. Our Competitive Advantages give our brands an edge. Leveraging our scope and diversity creates cost advantages, allowing us to drive value for our guests, while our extensive data provides insights to help our brands better understand their guests and effectively communicate with them.

Additionally, each of our brands regularly go through a rigorous strategic planning process to ensure they are focused on the right work. And, finally, we have a results-oriented culture to create teams that have a passion to nourish and delight every one we serve — earning the loyalty of our team members and guests. Our Back-to-Basics Operating Philosophy is the driving force behind the way our brand teams run their restaurants. This simple, yet powerful, philosophy demands that we remain incredibly focused on executing on the fundamentals of serving exceptional foods, with attentive service, and engaging atmosphere and these priorities are supported by relevant marketing programs that resonate with our guests. This strategy has served us well for many years, and helps us continually strengthen our portfolio of iconic brands. We have also proven that as brands join our organization, we can strengthen their business while increasing the power of the Darden platform. That is why I’m so excited about Ruth’s Chris joining the Darden family of brands. When we consider adding a brand to our portfolio, we have a set of criteria we use to evaluate a potential brand. The brand should be a full-service dining concept with strong guest appeal, have the ability to exceed the sales growth and our long term framework, and make an impact on our financial performance over time. Ruth’s Chris checks all these boxes. It is a full service, fine dining restaurant company, with a strong brand and impressive history of delivering elevated dining experiences to loyal guests. It has additional runway for new restaurant growth. And, finally, it is big enough to make a meaningful impact to Darden’s performance over time.

However, to be an excellent fit, a brand must also strengthen our Winning Strategy. Just as our competitive advantages will benefit them, Ruth’s Chris will further amplify these advantages, which is critical to our success. Additionally, we are a great cultural fit.

Darden and Ruth’s Chris share a similar operating philosophy as well as the same passion for our people. Ruth’s Chris also complements our portfolio with a differentiated brand that allows us to capture a wide range of fine dining guest occasions that we are not competing for today. In fact, the fine-dining segment continues to experience strong growth and there is very little crossover between guests at Ruth’s Chris and our other fine dining brands.

When you look at the fine dining segment, sales have outperformed relative to pre-COVID and that is expected to continue. Additionally, as we have seen in our fine dining brands, consumers with income levels above $150,000 continue to dine out and they expect to maintain or increase their spending at casual or fine dining restaurants, and when compared to the fine casual dining segment, fine dining restaurant margins are significantly higher. Finally, Ruth’s Chris has a strong business model with active restaurant-level economics. In the recent fiscal year, they achieved more than $860 million in system wide sales. Average restaurant times for company-owned locations are $6.2 million with an average check of $97 and restaurant-level EBITDA margin of 19% and with 154 restaurants today, there is still opportunity for new restaurant growth. Now I’ll turn it over to Raj to discuss the financial details of this transaction.

Raj Vennam

Thanks Rick. So as Kevin mentioned, yesterday we announced that Darden Restaurants will initiate a tender offer to purchase Ruth’s Hospitality for $21.50 per share. The transaction is valued at $715 million, representing a multiple of 9.4 times Ruth’s fiscal 2022 Adjusted EBITDA, and we anticipate closing on the deal next month. We’re really committed to maintaining our investment grade credit profile, and we have sufficient liquidity and debt capacity to complete the all-cash transaction, which has no financing contingency. With this transaction disappearing being at or below the bottom end of our targeted leverage range of 2.0 to 2.5 times adjusted debt to adjusted EBITDAR.

As Rick mentioned, Ruth’s is a great fit for our portfolio. With strong restaurant-level economics, we anticipate following our scale advantage with this addition which, as Rick mentioned, drives values for our guests. By leveraging this advantage we anticipate achieving run rate synergies of $15 to $20 million dollars by end of fiscal 2025 – primarily through supply chain and G&A savings. Given the strong business model, we anticipate this transaction will be accretive to earnings per share by approximately 10 to 12 cents in fiscal 2024 and 20 to 25 cents in fiscal 2025. This does not include transaction and integration related expenses $55 to $60 million dollars, pre-tax, which will primarily occur in fiscal 2024. Finally, I want to wrap up by saying that we believe the addition of Ruth’s Chris to our portfolio strengthens our long-term value creation potential. We expect to maintain our strong balance sheet and return of cash to shareholders, dividends and strategic share repurchases. And with that, I want to welcome Cheryl and turn it over to her for a few comments.

Cheryl Henry

Thank you, Raj. This has been an exciting couple of days for the Ruth’s Chris team. I am proud of the brand we have built and the culture we have created. Together, we have delivered on our founders’ vision through our commitment to hospitality, and drive to succeed. This acquisition is the right next step in our journey that began when Ruth Fertel founded this brand in 1965. Throughout my interactions with Rick, Raj and the team at Darden, it has become evidence that we have a shared vision of how we run our restaurants and lead our teams. We are aligned on our operating philosophies, and have a strong cultural fit. I’m confident this will ensure a smooth transition to help our restaurant team stay focused on providing great guest experiences. I look forward to seeing the Darden advances come to life within Ruth’s Chris. We are excited to plug into Darden structure to drive efficiencies, leverage rich and extensive data and insights, and continue to grow. I am grateful for the opportunity to continue leading this remarkable organization and I am thrilled that Rik Jenkins will continue in his role as Senior Vice President of Operations. I am optimistic about the future of Ruth’s Chris, confident both organizations will be stronger together. Now, I’ll turn it to Rick.

Rick Cardenas

Thanks, Cheryl. This is just the beginning of our journey together. Over the past 15 years, we have integrated 5 brands into Darden, and – though the process can be complex – we have an experienced team ready to ensure that it proceeds as smoothly as possible, following the close. I want to thank Cheryl and her team for the partnership and I’d like to welcome the nearly 5,000 Ruth’s Chris team members to Darden. You all have built an incredibly powerful brand and I look forward to seeing Ruth’s Chris continue to grow as we bring The Sizzle to Darden. Together, our best days are ahead! And with that, we’ll take your questions.

Evercall Moderator

Thank you. At this time, we’ll conduct the question and answer session. Please limit your questions to 1 each in the interest of time. If you’d like to ask a question, please press *1 on your telephone keypad to enter the queue, and if you’ve joined via web, please press the raise hand icon on the right side of your Deal Roadshow screen. We will pause here briefly to allow questions to generate. Our first question comes from Brian at Oppenheimer & Company. Brian, you may proceed.

Brian B. (Oppenheimer & Company)

Thanks! Good morning and congratulations to everybody on the call. Rick, I’m very interested in the strategy as it relates to Ruth’s franchise portion of the portfolio. As you look at this and you think about the future, is there an opportunity to buy these units and enhance the EBITDA contribution of Ruth’s portfolio to Darden? It’s just, it’s hard to imagine that you’re going to start managing franchisees moving forward, so I’d love your thoughts on how you strategically think about the franchise portion of the business.

Rick Cardenas

Hey, Brian, thanks for the question. I want to start by saying franchise operators are really strong partners. And right now there are no plans to acquire locations at this time. But after the deal is closed, our focus will be integrating the company-owned and operating locations and welcoming those team members to the Darden family. We expect to continue to be a largely company-owned going forward. Running company-owned brands is one of Darden’s core competencies. That said, we’ll continue to support our growing franchisee base.

Brian B. (Oppenheimer & Company)

Thank you.

Evercall Moderator

Thank you, Brian. Our next question comes from David at RW Baird Securities. Your line is open.

David T. (RW Baird Securities)

Hi, good morning. My question, Rick, is related, maybe philosophically, to why now is the right time to connect with fine dining and why you chose fine dining as opposed to other parts of the industry that would fit your portfolio? So that’s kind of the first question and then I have a follow up, thanks.

Rick Cardenas

Well, let me start by saying that on the matter of the economic environment, we take a long term view. The market, we know, is cyclical; and any decision we make on an acquisition is long term. I will also say that, as we mentioned in our prepared remarks, the fine dining segment has grown a little bit faster. And we expect that to continue for a while. But we have a great portfolio of brands. And we have- we serve a lot of guests from every segment of the industry. So this was just a great acquisition. And the acquisition further emphasizes our competitive advantages.

David T. (RW Baird Securities)

Great, thank you. And then, you know, one of your criterias- or criteria in the past has been, you know, working at brands that grow faster than the portfolio you have, and in this case, you know, as I look back at history of Ruth’s, it doesn’t look like this as a growth brand that there would exceed the pace of growth that you would expect to deliver with your existing portfolio. So, you know, maybe you could just comment on that and maybe you know, what your vision is for the growth rate of this brand as a growth opportunity brand.

Rick Cardenas

Yeah, we believe that Ruth’s can grow at the high end of our unit growth framework. If you think about a company-owned and operated restaurant brand of 80 units, a couple of units is getting close to the high end of our framework. And they have more than that, I think in our pipeline, we believe they can grow ahead of that. But as we said, we don’t expect any of our brands will grow faster than 10%. So it’s not going to be a “high high” growth company. And I will also say the deal is value creating without new unit growth, unlike our prior acquisition.

David T. (RW Baird Securities)

Got it. Thank you, Rick.

Evercall Moderator

Thank you, David. Reminder, please limit questions to one per person in the interest of time. Our next question comes from David at Evercore. David, your line is open.

David P. (Evercore)

Thanks. I guess it’s related to that, you know, how would you think about the capabilities at Ruth’s versus what you have at Darden in any way that would help it grow? Anything from innovation, real estate, procurement, and other? You know, what are the biggest opportunities for Ruth’s joining Darden? Thank you.

Rick Cardenas

Yeah, I’m just gonna get back to why we added Ruth’s to the portfolio; it further enhances our competitive advantages and that’s critical to our success. They are a great cultural fit. We share a similar operating philosophy and the same passion for our people. I mean, it complements our fine dining brand portfolio. And they’ve been competing well, for many years, and growing for years that we believe guests at Darden, and Ruth’s Chris will fit in, it’s a win win for all parties involved.

David P. (Evercore)

Okay, thank you.

Evercall Moderator

Thank you, David. Our next question comes from Chris at RBC Capital Markets. Chris, your line is open.

Chris C. (RBC Capital Markets)

Thank you. Good morning. So I wanted to ask about the synergies. Can you speak out maybe a little bit more of the pacing and magnitude that you noted in yesterday’s release? Is there any conservatism built into those synergies? For instance, if we were to maybe apply the Darden street name into risk business, I mean, that alone would get close to $20 million in savings and understand it’s not that simple. That’s before any sort of scale benefits that Darden brings from a supply chain or labor perspective. So the further thoughts and synergy targets will be great.

Raj Vennam

Hey, Chris, I think, you know, just let me start by saying, you know, we did say we expect to achieve approximately $20 million off run rate by end of fiscal 2025. Now, the pace at which that happens, we want to do this right, we want to make sure that this is set up for long term success. So we’re going to focus on doing it right. We’re trying to accelerate synergies. And as I said in the prepared remarks, it’s primarily going to be supply chain and then, you know, the public company costs will be part of that. But you know, so we will work on and share details as this process goes along. But we think while we provided a fairly good estimate.

Chris C. (RBC Capital Markets)

Thank you.

Evercall Moderator

Thank you, Chris. Next question comes from Gregory at Guggenheim, Gregory, your line is open.

Gregory F. (Guggenheim Securities)

Hey, thanks. Thanks for the question. I think when you bought Cheddar’s and other prior acquisitions, one of the governing factors and when you can realize your synergies is putting the Darden technology platform into the business. I would imagine that the systems are different today. Do you have a sense for how long that timeline takes and that kind of a big governor when you can realize some of those synergies going forward? Thanks.

Raj Vennam

Yeah, Greg, I think, you know, obviously technology is a big part of how you realize synergies over time, we believe that we’ll be able to effectively leverage Darden’s technology platform to get those cost synergies. But, you know, in terms of what, what systems change, when all that stuff, we’re still kind of, it’s too early to comment on those specific plans; but that is a pivotal- one critical piece of determining the timing of synergies. But we do think our platform will help enable. And, you know, as you know, we haven’t started the integration process, and it really can’t do it until close. So we’ll be able to share more as we get, you know, as we get close.

Gregory F. (Guggenheim Securities)

Thank you.

Evercall Moderator

Thank you, Gregory. Our next question comes from Andrew at Cowen and Company. Andrew, your line is open.

Andrew C. (Cowen & Company)

Great, thanks, and congratulations on the transaction. Rick, in the past, you’ve talked about how when you find a new plot of land that [INAUDIBLE] and Capital Grille amongst the highest ROIC brand portfolio and so I’m curious with Ruth’s, you know, when you find that new plot of land, how do you decide if it’s gonna be a Capital Grille or Ruth’s Chris, that better fits that area, kind of ties to your ROI that the brand overlap between routes, and you find that in brands see minimal guest overlap. And most of them are curious how you’re able to determine that as well. Thanks.

Raj Vennam

Yeah, the guest overlap is based on third party data, looking at kind of transaction data on where restaurants are and how many guests come to either one. As it relates to return- You know, again, we haven’t started the integration process. And we’ll do that after close. That said, as we mentioned earlier, they’ve got strong restaurant level EBITDA margins, and so does Capital Grille; and the likelihood is they won’t necessarily go after the same piece of property. So we feel really good about adding to our portfolio.

Evercall Moderator

Thank you, Andrew. Our next question comes from John at Citi. John, your line is open.

John T. (Citigroup)

Right, thanks for taking the question. I am curious, following up on David’s question there about the total opportunity, what do you see for this business over the longer term? Then, maybe one more on top of it. Can you give us a little bit more color on the mix of the business at Ruth’s in terms of business versus say, the casual customer coming in on the weekend, you gave some information on the income levels, but I’m curious to know how much of that is from business versus, you know, the casual customer?

Rick Cardenas

Hey, John, this is Rick. You know, we’re still 2 companies, and we haven’t started the integration process. So, you know, there’s some data that we won’t be able to talk about, on the mix of, of business versus, versus non business competitive guests. We feel like this is a very strong brand, they’ve been a strong brand for many years, and got strong returns. And so we’ll take a look at all things and work through that with some integration partners that we have. And we’ll have more information down the road.

Evercall Moderator

Thank you, John. Our next question comes from Brian at Raymond James. Brian, your line is open.

Brian V. (Raymond James)

Hi, thanks. Good morning and congratulations. Circle back on the overlap between Ruth’s Chris and your existing steakhouse brands. Could you elaborate just on some of the key differences in Ruth’s customer, whether it be age, income, access, or other attributes that might be worth highlighting? And then I’m wrong, but I think Ruth’s location profile sort of pushes further into the suburbs than some other fine dining concepts. Maybe just touch on how that weaves into sort of the Ruth’s Chris brand positioning versus other concepts.

Raj Vennam

Hey Brian, I think, as I mentioned, you know, as we look at the transaction data from a third party, there’s clearly- as we said, there’s very little guests overlap between the two of them. We see this as actually complimentary to our portfolio. I think Rick mentioned earlier, the locations they go after are different, and to your point, they’re a little more, you know, in a different area from where fine dining would be. And so we can actually grow fine dining, overall more than batting Ruth’s stores portfolio.

Brian V. (Raymond James)

Thanks for that, Raj. And if I could squeeze a follow up in just walk through the sort of big 2 or 3 buckets within your synergy target that $20M by the end of year 2? Thanks again.

Raj Vennam

Yeah, I’ll tell you that just that we’ll talk more at the next call, but you know, it’s always the supply chain that is always the big one, and then it’s the public company costs, our administrative costs.

Evercall Moderator

Thank you, Brian. Our next question comes from John Wells Fargo. John, your line is open.

John P. (Wells Fargo Securities)

Hey, good morning and congrats. I guess does Ruth’s Asian presence kind of accelerate your ability to enter these markets with some of your legacy brands over time?

Rick Cardenas

You know, I think about the Asian presence. Yes. If down the road when we start talking to franchisees, if they have some desire to add to their portfolio with some other Darden brands or something that we can do. Again, we haven’t had those conversations yet and we will plan on having those conversations when the time comes.

John P. (Wells Fargo Securities)

Thank you.

Evercall Moderator

Thank you, John. Our next question comes from Danilo of AB Bernstein. Your line is open.

Danilo G. (AB Bernstein)

Good morning and congratulations. Why do you think this acquisition is providing the best returns to shareholders versus let’s say, you know, expanding dividends share purchases, reinvesting in the business, and perhaps if you can comment, so on how we should be thinking about going forward, kind of the magnitude of on the share repurchases capabilities of value. Thank you.

Raj Vennam

Hey Danilo, this is Raj. Obviously that’s part of the calculus, right? When we look at best use of capital, buying a productive asset and looking at present value to our shareholders adjusting for you know, accounting for the cost of capital is how we look at it, we truly believe and as we share, you know, we shared with our board was, you know, a better option than these other ways of returning cash to shareholders, we think that it’s actually highly accretive to our shareholders. And primarily because of, you know, our cost of capital, different from a smaller brand and then because of the platform that helps with the synergies. So that’s something that our board has evaluated. And, we have come to the conclusion that this is a better alternative. And so the answer to that, and then on the dividends and share purchase. Our philosophy or that will not change because of this deal.

Danilo G. (AB Bernstein)

Thank you.

Evercall Moderator

Thank you, Danilo. We have time for one final question. Sarah, from Bank of America. Your line is open.

Sarah S. (Bank of America)

Thank you. Sorry, I jumped on late. But I don’t think you’ve touched on this precisely. So as I look at the Darden fine dining segment, you know, the pace of unit growth has been fairly modest in the last couple of years. Now, granted, there’s been a lot of upheaval, perhaps, but I just try to understand kind of the, you know, the gating factors for why this has been slower? Is it the brands, is it the real estate locations. So just kind of as I think through adding another fine dining restaurant to the portfolio, what distinguishes this one versus you know, what I would call the high quality brand learning in place, but that has supported maybe slightly slower growth in recent years.

Rick Cardenas

Sarah, thanks. You know, if you think about our fine dining, current fine dining brands with Capital Grille and Eddie V’s, you know, they had slowed down. COVID really was a little bit of a damper on unit growth for a lot of brands. And remember, these brands are generally a little bit more into a little closer, urban, more complicated deals, and they take a while to get up and running. And they were looking for some specific sites for Eddie V’s, especially in Capital Grille. That said, we bought Eddie V’s a few years back, we’ve more than close to triple the number of units they have. And we, I think, have close to 2x or more of capital growth since we bought them. So, you know, we’re not saying that we’ll double the number of Ruth’s Chris, but there’s still growth ahead of us in all of the financial brands we currently have, and for Ruth’s Chris, after we add them.

Sarah S. (Bank of America)

Thanks.

Evercall Moderator

Thank you, Sarah. This concludes today’s question and answer session. Handing it back for final remarks.

Rick Cardenas

Thanks, Britt, and thank you all for participating in today’s call. Look forward to being here again in June. Have a great day.

Evercall Moderator

This concludes today’s Evercall. Thank you and have a great day.